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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RBC Bearings Incorporated

(Exact name of registrant as specified in its charter)

Delaware	333-124824	95-4372080
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

One Tribology Center Oxford, CT	06478
(Address of principal executive offices)	(Zip Code)

Thomas J. Williams, (203) 267-7001

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

RBC Bearings Incorporated (the “Company”) determined that certain conflict minerals, namely tin, tantalum and tungsten, are necessary to the functionality or production of certain products manufactured, or contracted to be manufactured, by the Company and are required to be reported in the 2014 calendar year covered by this specialized disclosure report. The Company conducted in good faith a reasonable country of origin inquiry regarding those conflict minerals that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or included adjoining countries, or are from recycled or scrap sources.

Conflict Minerals Disclosure

Based on a reasonable country of origin inquiry, the Company has no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an included adjoining country.

The Company’s reasonable country of origin inquiry was based on the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guide for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and allowed the Company to engage its suppliers using multiple tools and methods to determine if additional due diligence was necessary pursuant to the OECD guidance. The Company made inquiry to all necessary purchasing and product engineering personnel at all divisions and subsidiaries worldwide to review material content data forms, product and component engineering specifications, bills of materials, product part codes, material certifications received and published industry material specifications to determine the metal composition of products and product components that were being manufactured or contracted to be manufactured, by the Company as well identification of vendor information.

It was determined that the Company does not utilize gold in any of the products it manufactured or contracted to be manufactured. Raw materials and components containing tin, tantalum and tungsten were identified and all of the Company’s businesses, divisions and subsidiaries were asked to supply vendor information for purchases of such raw materials or components containing these metals and utilized in products manufactured or contracted to be manufactured, by the Company.

The Company purchased an enterprise license to utilize an industry accepted standard system which is tailored to track the requests sent out to vendors and follow-up on requests that were not answered in a timely manner. These requests asked the Company’s vendors to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) reporting template, a standardized reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”) that facilitates the transfer of relevant and necessary information through the supply chain regarding mineral country of origin and smelters and refiners being utilized.

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Requests were sent to vendors supplying the Company’s divisions and subsidiaries with raw materials or components containing tin, tantalum and tungsten. The Company relied upon the answers provided by vendors on the EICC-GeSI reporting template to determine the country of origin of the tin, tantalum and tungsten mineral and country of origin of, smelters and refiners being utilized with respect to such raw materials or components.

Based on a review and assessment of the responses received from these vendors, the Company has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an included adjoining country.

This Conflict Minerals Disclosure is available on the “Investor Relations” section of the Company’s website at http://www.rbcbearings.com.

Item 1.02 Exhibits – Not Applicable

Section 2 – Exhibits

Item 2.01 Exhibits - Not Applicable

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RBC Bearings Incorporated

By:	/s/ Thomas J. Williams Date: May 28, 2015

Name:	Thomas J. Williams
Title:	General Counsel & Secretary

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